

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Yijun Wang
Chief Executive Officer
Jpak Group, Inc.
15 Xinghua Road
Qingdao, Shandong Province
Postal Code 266401
People's Republic of China

>   **Re: Jpak Group, Inc.**
>   **Post-Effective Amendment No. 6 to Registration Statement on**
>   **Form S-1**
>   **Filed January 14, 2011**
>   **File No. 333-164100**

Dear Mr. Wang:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Experts, page 28

1. We note your statement in this section that the "financial statements for the three months ended September 30, 2010 and 2009 included in this prospectus have been audited by Patrizio & Zhao, LLC, independent auditors." It appears that such financial statements are unaudited as opposed to your fiscal year end financial statements for 2010 and 2009. Please revise as appropriate to disclose which financials have been audited.

<u>Financial Statements</u>
<u>General</u>

2. Please revise to provide the consent from your independent accountant for the audited financial statements you have included in your filing.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director